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                                                           OMB APPROVAL
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------                                                 OMB Number: 3235-0362
FORM 5                                              Expires: September 30, 1998
------                                                Estimated average burden
                                                    hours per response .... 1.0
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/ / Check box if no           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                      WASHINGTON, D.C. 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b).                       Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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
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 1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Janson, Jr., Thomas C.                       Starwood Hotels & Resorts Worldwide, Inc./    to Issuer (Check all applicable)
                                                 Starwood Hotels & Resorts HOT
---------------------------------------------------------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)   3. IRS or Social Security  4. Statement for      ----              ---
                                                 Number of Reporting        Month/Year          X  Officer (give    Other (Specify
   Starwood Hotels & Resorts Worldwide, Inc.     Person (Voluntary)                            ----        title ---       below)
   777 Westchester Avenue                                                   December 1999                  below)
-------------------------------------------                                                            Executive Vice President
                 (Street)                                                 5. If Amendment,                  General Counsel
                                                                            Date of Original                 and Secretary
                                                                             (Month/Year)              -------------------------

                                                                                            7. Individual or Joint/Group Reporting
                                                                                               (Check Applicable Line)
                                                                                              X   Form filed by One Reporting Person
                                                                                             ----
                                                                                                  Form filed by More than One
   White Plains     NY             10604                                                     ---- Reporting Person
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

   USA
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 1. Title of Security           2. Trans-   3. Trans-    4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      action       or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                end of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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* If the form is filed by more than one reporting person, see instruction 4(b)(v).                                          (Over)

                                                                                                                     SEC 2270 (7-96)
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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
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                                                                               Date      Expira-             Amount or
                                                               --------------- Exer-     tion       Title    Number of
                                                                (A)     (D)    cisable   Date                Shares
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Option to Purchase
Shares (1)                   $24.00     01/26/99      A (2)   90,000          01/26/02  01/26/09  Shares (1)   90,000
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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                                 90,000                     D
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Explanation of Responses:

                            EXPLANATION OF RESPONSES

Reporting Person    Janson, Jr., Thomas C.
Issuer Name         Starwood Hotels & Resorts Worldwide, Inc./Starwood Hotels & Resorts
Address             Starwood Hotels & Resorts, Inc.
                    777 Westchester Avenue

                    White Plains, NY 10604
                    USA

Identification Number

(1)  Pursuant to an agreement between Starwood Hotels & Resorts, a Maryland corporation (the "Corporation")
     and Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the
     Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation
     Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation
     Share and one Trust Share.

(2)  Under the terms of Starwood's long-term incentive plan (the "LTIP"), certain Officers may receive a grant of options to purchase Shares at the discretion of the Options Committee of the Corporation.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.                   ------------------------------- -------
                                                                                            **Signature of Reporting Person   Date
Potential persons who are to respond to the collection of information contained                   /s/ Thomas C. Janson
in this form are not required to respond unless the form displays a currently                                                Page 2
valid OMB number.                                                                                                   SEC 2270 (7-96)

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